

December 20, 2018

David Doft
Chief Financial Officer
MDC Partners Inc.
745 Fifth Avenue
New York, NY 10151

> **Re: MDC Partners Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed March 1, 2018**
> **Form 10-Q for the Quarter September 30, 2018**
> **Filed November 1, 2018**
> **File No. 001-13718**

Dear Mr. Doft:

We have reviewed your October 2, 2018 response to our comment letter and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Quarter Ended September 30, 2018

2. Revenue, page 8

1. Please refer to ASC 606-10-50-12 and revise future filings to address the following:

- describe the nature of your performance obligations in greater detail;
- clarify how you determined that you had more than one performance obligation with respect to your advertising services and media services arrangements;
- discuss how you determined that you act as an agent for your production services and media buying services; and
- for performance obligations satisfied over time, describe in greater detail the input methods used and how those methods are applied.

You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Telecommunications